

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2018

Matthew Korenberg
Chief Financial Officer
Ligand Pharmaceuticals Inc.
3911 Sorrento Valley Boulevard, Suite 110
San Diego, CA 92121

      Re: Ligand Pharmaceuticals Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2016
          Filed February 28, 2017
          File No. 001-33093

Dear Mr. Korenberg:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                Division of Corporation Finance
                                Office of Healthcare & Insurance